

February 14, 2013

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ASTA Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 18, 2013**
> **File No. 001-35637**

Dear Mr. Michel:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Note A. The Company and Its Significant Accounting Policies

General

1. We note the formation of your litigation funding business including BP Case Management, LLC, and ASFI Pegasus Holdings, LLC and the increasing contribution of the related revenues to your income. Please tell us and revise your future filings to describe in MD&A the revenue cycle, including the reasons for any significant changes in these revenues during the periods presented. In addition, disclose in the Notes to Consolidated Financial Statements your revenue recognition policy for these transactions including how you determine collectability.

2. We note your disclosure on page five that your collectors can offer if necessary, based upon the individual situation, an obligor a discount on the overall obligation. Please provide us with additional information regarding this loan modification program, including the dollar amount of loans modified in this manner or any other (if any) for each period presented. In addition, tell us your accounting policy for these loans, including how you apply ASU 2010-18, *Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset*, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant